210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Announces Independent Data Monitoring Committee Recommends Continued Enrollment in Phase III Study of REOLYSIN® in Head and Neck Cancers Following Review of Safety Data

CALGARY, AB, June 20, 2012 --- Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that the Company’s independent Data Monitoring Committee (DMC) has reviewed the safety data for the first stage of its Phase III trial of REOLYSIN in combination with carboplatin and paclitaxel for the treatment of head and neck cancers (REO 018). Based on the review of the safety data the DMC has recommended that enrollment continue in the study.

“The safety data from the first stage of the Phase III study met our expectations and confirms the positive safety data from our other clinical studies using REOLYSIN,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We will now focus our time and attention on conducting the statistical analysis of the efficacy of the first stage’s patient population, which is forthcoming.”

The study design stipulates that the study will proceed to full enrollment in Stage 2 (ranging from 100 to 400 additional patients) provided that the DMC concludes that safety data in Stage 1 is acceptable for continuation to Stage 2, and an independent statistical analysis of Progression-Free Survival (PFS, a measure of efficacy) in Stage 1 predicts probability of success in Stage 2. The data collection for this analysis is currently being performed.

The safety analysis was performed on the 80 patients enrolled in Stage 1 of the study, once every patient had sufficient follow up after starting treatment on the study (six weeks).  The statistical analysis will be performed once every patient has had sufficient follow up after starting treatment (12 weeks) to determine potential differences in PFS between the control and test arms of the study.

The study is a randomized, two-arm, double-blind, multi-centre, two-stage, adaptive Phase III trial assessing the intravenous administration of REOLYSIN with the chemotherapy combination of paclitaxel and carboplatin versus the chemotherapy alone in patients with metastatic or recurrent squamous cell carcinoma of the head and neck, or squamous cell cancer of the nasopharynx, who have progressed on or after prior platinum-based chemotherapy. On April 2, 2012, the Company announced that enrollment in the non-adaptive, 80-patient first stage of the trial had been completed. Enrollment is currently underway in the adaptive second stage, which is designed to enroll between 100 and 400 patients. This adaptive trial design allows data evolution to determine if the probably of reaching a statically significant endpoint has been achieved. The trial is currently being conducted at more than 80 centres in 14 countries in North America and Europe, including the United States following an agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) process with respect to the trial's design.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the Phase III head and neck cancers trial, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	IRG, LLC Erika Moran 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com